Subject to Completion and Modification

SLM FUNDING LLC HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS SLM FUNDING LLC HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT SLM FUNDING LLC AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, SLM FUNDING LLC, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 1-800-321-7179.

Term Sheet

$2,000,496,000

SLM Student Loan Trust 2007-7

Issuing Entity

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Sponsor, Servicer and Administrator

Student Loan-Backed Notes

On November 8, 2007, the trust will issue:

Class	Principal	Interest Rate	Maturity
Floating Rate Class A-1 Notes	$476,000,000	3-month LIBOR plus %	October 25, 2012
Floating Rate Class A-2 Notes	$656,000,000	3-month LIBOR plus %	January 25, 2016
Floating Rate Class A-3 Notes	$273,000,000	3-month LIBOR plus %	April 25, 2017
Floating Rate Class A-4 Notes	$535,481,000	3-month LIBOR plus %	January 25, 2022
Floating Rate Class B Notes	$60,015,000	3-month LIBOR plus %	October 25, 2028

The trust will make payments primarily from collections on a pool of FFELP student loans. Interest and principal on the notes will be payable quarterly on the 25th day of each January, April, July and October, beginning in January 2008. In general, the trust will pay principal, sequentially, to the class A-1 through class A-4 notes, in that order, until each such class is paid in full, and then to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes. Credit enhancement for the notes consists of excess interest on the trust student loans, subordination of the class B notes to the class A notes, and the reserve account. On the closing date, the trust will make a deposit into the capitalized interest account, which will be available for a limited period of time. The interest rates on the notes are determined by reference to LIBOR. A description of how LIBOR is determined appears under “Additional Information Regarding the Notes—Determination of Indices—LIBOR” in the base prospectus.

We are offering the notes through the underwriters when and if issued. Application will be made for the notes to be listed on the Official List of the Luxembourg Stock Exchange and to be traded on the Luxembourg Stock Exchange’s Euro MTF Market.

We are not offering the notes in any state or other jurisdiction where the offer is prohibited.

This document constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

The notes are asset-backed securities issued by and are obligations of the issuing entity, which is a trust. They are not obligations of or interests in SLM Corporation, the sponsor, the administrator, the servicer, the depositor, any seller or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

A portion of the class B notes may be retained by the depositor or its affiliate. This term sheet also covers the resale of the class B notes from time to time by the depositor or its affiliate.

Barclays Capital	Credit Suisse	Lehman Brothers	RBS Greenwich Capital	Wachovia Securities

October 31, 2007

The Information in this Term Sheet

The information contained herein refers to and supplements certain of the information contained in the Free-Writing Prospectus, dated October 29, 2007 (the “initial free-writing prospectus”). Capitalized terms not defined herein shall have the meanings ascribed to such terms in the initial free-writing prospectus.

ON THE CLOSING DATE, THE TRUST WILL NOT ENTER INTO A POTENTIAL FUTURE INTEREST RATE CAP AGREEMENT AS REFERRED TO IN THE INITIAL FREE-WRITING PROSPECTUS. AS A RESULT, ON THE CLOSING DATE (1) THERE WILL BE NO POTENTIAL FUTURE CAP COUNTERPARTY; (2) THERE WILL BE NO UPFRONT PAYMENT MADE TO THE POTENTIAL FUTURE CAP COUNTERPARTY; AND (3) ANY OTHER TERMS AND CONDITIONS SET FORTH IN THE INITIAL FREE-WRITING PROSPECTUS THAT ARE APPLICABLE ONLY TO A POTENTIAL FUTURE INTEREST RATE CAP AGREEMENT AND POTENTIAL FUTURE CAP COUNTERPARTY WILL NOT APPLY. THE TRUST MAY STILL ENTER INTO POTENTIAL FUTURE INTEREST RATE CAP AGREEMENTS ON A FUTURE DATE.

The Notes

The trust is offering the following classes of notes, which are debt obligations of the trust:

Class A Notes:

•	Floating Rate Class A-1 Student Loan-Backed Notes in the amount of $476,000,000;

•	Floating Rate Class A-2 Student Loan-Backed Notes in the amount of $656,000,000;

•	Floating Rate Class A-3 Student Loan-Backed Notes in the amount of $273,000,000; and

•	Floating Rate Class A-4 Student Loan-Backed Notes in the amount of $535,481,000.

Class B Notes:

•	Floating Rate Class B Student Loan-Backed Notes in the amount of $60,015,000.

Closing Date. The closing date for this offering will be November 8, 2007.

Interest Rates. The spreads to LIBOR will be set at the time of pricing.

Pricing Date. On or after November 1, 2007.

Initial Accrual Period. The initial accrual period for the notes will begin on the closing date and end on January 24, 2008, the day before the first quarterly distribution date. LIBOR for the first accrual period will be determined by the following formula:

x + [ 17 / 31 * (y-x)]
where:
x	=	two-month LIBOR, and
y	=	three-month LIBOR.

Maturity Dates. Each class of notes will mature no later than the date set forth for that class in the table below:

Class	Maturity Date
Class A-1	October 25, 2012
Class A-2	January 25, 2016
Class A-3	April 25, 2017
Class A-4	January 25, 2022
Class B	October 25, 2028

Identification Numbers

The notes will have the following CUSIP Numbers and ISIN:

CUSIP Numbers

•	Class A-1 Notes: 78444E AA7

•	Class A-2 Notes: 78444E AB5

•	Class A-3 Notes: 78444E AC3

•	Class A-4 Notes: 78444E AD1

•	Class B Notes: 78444E AE9

International Securities Identification Numbers (ISIN)

•	Class A-1 Notes: US78444EAA73

•	Class A-2 Notes: US78444EAB56

•	Class A-3 Notes: US78444EAC30

•	Class A-4 Notes: US78444EAD13

•	Class B Notes: US78444EAE95

European Common Codes

The European Common Codes for the notes will be set forth in the prospectus supplement.

Additional Risk Factor

A portion of the class B notes may be retained by the depositor or its affiliate. Accordingly, the market for the class B notes may be less liquid than would otherwise be the case. In addition, if the retained class B notes are subsequently sold in the secondary market, demand and market price for the class B notes already in the market could be adversely affected.

Information About the Student Loans

Supplemental Purchase Period. The supplemental purchase period will end on November 23, 2007.

Capitalization of the Trust

Floating Rate Class A-1 Student Loan-Backed Notes	$476,000,000
Floating Rate Class A-2 Student Loan-Backed Notes	656,000,000
Floating Rate Class A-3 Student Loan-Backed Notes	273,000,000
Floating Rate Class A-4 Student Loan-Backed Notes	535,481,000
Floating Rate Class B Student Loan-Backed Notes	60,015,000
Equity	100

Total	$2,000,496,100

Information About the Trust

Collection Account Initial Deposit. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the collection account in cash or eligible investments equal to $5,180,000 plus the excess, if any, of the Pool Balance as of the statistical cutoff date over the Pool Balance as of the closing date to the extent such excess amount is not deposited into the supplemental purchase account.

Reserve Account Initial Deposit. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the reserve account in cash or eligible investments equal to $4,879,042.

Specified Reserve Account Balance. The Specified Reserve Account Balance for any quarterly distribution date will be the greater of:

(a)	0.25% of the sum of (i) the Pool Balance and (ii) the Pre-Funding Account Balance (excluding any portion of such balance that will become part of Available Funds on such quarterly distribution date), as of the close of business on the last day of the related collection period; and

(b)	$1,951,617;

provided that in no event will that balance exceed the aggregate outstanding principal balance of the notes.

Capitalized Interest Account. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the capitalized interest account. This deposit will be in cash or eligible investments equal to $44,000,000. Amounts on deposit in the capitalized interest account will not be replenished. On and prior to the October 2008 quarterly distribution date, funds in the capitalized interest account will be available to cover shortfalls in payments of primary servicing and administration fees, interest due to the class A noteholders and, after that, shortfalls in payments of interest to class B noteholders after application of funds available in the collection account at the end of the related collection period but before application of the reserve account.

All funds remaining on deposit in the capitalized interest account on the October 2008 quarterly distribution date will be transferred to the collection account and included as a part of Available Funds on that quarterly distribution date. The capitalized interest account further enhances the likelihood of timely interest payments to noteholders through the October 2008 quarterly distribution date.

Pre-Funding Account. On the closing date, the administrator will establish and maintain the pre-funding account as an asset of the trust in the name of the indenture trustee. The trust will make a deposit from the net proceeds of the sale of the notes into the pre-funding account on the closing date. The deposit will be in cash or eligible investments equal to $449,307,058. Any amounts remaining on deposit in the pre-funding account on December 31, 2007, the end of the funding period, will be transferred to the collection account on the next business day and will be included as a part of Available Funds on the January 2008 quarterly distribution date.

Additional Trust Student Loans. All additional trust student loans will have been disbursed by October 1, 2007.

Compensation of the Servicer

The servicer will receive two separate fees: a primary servicing fee and a carryover servicing fee.

The primary servicing fee for any month is equal to:

•	when no Servicing Fee Deferral Trigger is in effect, 1/12 of an amount not to exceed 0.90% of the outstanding principal amount of the trust student loans; and

•	when a Servicing Fee Deferral Trigger is in effect, 1/12 of an amount not to exceed 0.75% of the outstanding principal amount of the trust student loans.

The primary servicing fee will be payable in arrears out of Available Funds and amounts on deposit in the collection account, the capitalized interest account and the reserve account on each monthly allocation date or quarterly distribution date, as applicable, beginning in December 2007. The fee paid in each month is calculated based upon the outstanding principal amount of the trust student loans as of the first day of the preceding calendar month. Primary servicing fees due and payable to the servicer will include amounts from any prior quarterly distribution dates that remain unpaid.

The carryover servicing fee will be payable to the servicer on each quarterly distribution date out of Available Funds.

The carryover servicing fee is the sum of:

•	for any month when a Servicing Fee Deferral Trigger is in effect, 1 /12 of an amount not to exceed 0.15% of the outstanding principal amount of the trust student loans;

•	the amount of specified increases in the costs incurred by the servicer;

•	the amount of specified conversion, transfer and removal fees;

•	any amounts described in the first three bullets that remain unpaid from prior quarterly distribution dates; and

•	interest on any unpaid amounts.

“Servicing Fee Deferral Trigger” will be in effect if the Trust Parity Percentage is less than 99.3%. A Servicing Fee Deferral Trigger will be measured on each quarterly distribution date occurring on and after January 25, 2009 following the distribution of all required amounts on such quarterly distribution date and will be effective for the period through and including the next succeeding quarterly distribution date.

Initial Over-issuance

The Pool Balance as of the statistical cutoff date plus the initial balance of the pre-funding account is approximately 99.75% of the aggregate principal balance of the notes minus the initial balance of the capitalized interest account.

Use of Proceeds

The trust will purchase the initial trust student loans from the depositor under the initial sale agreement in exchange for the issuance of the notes and the excess distribution certificate to the depositor.

The depositor will use the net proceeds from the sale of the notes to pay to the trust the initial deposits to the collection account, the capitalized interest account, the supplemental purchase account, the pre-funding account and the reserve account.

The depositor will also use the proceeds paid to the depositor by the underwriters to pay to the sellers the respective purchase prices due to the sellers for the initial trust student loans purchased by the depositor.

Expenses incurred to establish the trust and issue the notes (other than fees that are due to the underwriters) are payable by the depositor. Expenses to be paid by the depositor are estimated to be $1,787,076.

Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes

Exhibit I attached hereto, “Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes,” shows, for each class of notes, the weighted average lives, expected maturities and percentages of the original principal amount remaining at certain quarterly distribution dates based on various assumptions.

Underwriting

The notes listed below are offered severally by the underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the notes will be ready for delivery in book-entry form only through the facilities of DTC, Clearstream, Luxembourg and Euroclear, as applicable, on or about November 8, 2007 against payment in immediately available funds.

Subject to the terms and conditions in the underwriting agreement to be dated on or about the pricing date, the depositor has agreed to cause the trust to issue to the depositor, the depositor has agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of notes shown opposite its name:

Underwriter	Class A-1 Notes	Class A-2 Notes	Class A-3 Notes
Barclays Capital Inc.	$95,200,000	$131,200,000	$54,600,000
Credit Suisse Securities (USA) LLC	$95,200,000	$131,200,000	$54,600,000
Greenwich Capital Markets, Inc.	$95,200,000	$131,200,000	$54,600,000
Lehman Brothers Inc.	$95,200,000	$131,200,000	$54,600,000
Wachovia Capital Markets, LLC.	$95,200,000	$131,200,000	$54,600,000

Total	$476,000,000	$656,000,000	$273,000,000

Underwriter	Class A-4 Notes	Class B Notes
Barclays Capital Inc.	$107,097,000	$12,003,000
Credit Suisse Securities (USA) LLC	$107,096,000	$12,003,000
Greenwich Capital Markets, Inc.	$107,096,000	$12,003,000
Lehman Brothers Inc.	$107,096,000	$12,003,000
Wachovia Capital Markets, LLC.	$107,096,000	$12,003,000

Total	$535,481,000	$60,015,000

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes listed above if any of the notes are purchased. The offering prices, underwriter discounts and dealer concessions and reallowances will be set forth in the prospectus supplement.

The depositor and SLM ECFC have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The notes are new issues of securities with no established trading market. The seller has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In the ordinary course of their business, the underwriters and certain of their affiliates have in the past, and may in the future, engage in commercial and investment banking activities with the sellers, the depositor and their respective affiliates. The trust may, from time to time, invest the funds in the trust accounts in eligible investments acquired from the underwriters.

During and after the offering, the underwriters may engage in transactions, including open market purchases and sales, to stabilize the prices of the notes.

The underwriters, for example, may over-allot the notes for the account of the underwriting syndicate to create a syndicate short position by accepting orders for more notes than are to be sold.

In general, over-allotment transactions and open market purchases of the notes for the purpose of stabilization or to reduce a short position could cause the price of a note to be higher than it might be in the absence of those transactions.

One or more of the underwriters or its affiliates may retain a material percentage of any class of notes for its own account. The retained notes may be resold by such underwriter or such affiliate at any time in one or more negotiated transactions at varying prices to be determined at the time of sale.

The depositor or its affiliate may retain a material percentage of the class B notes for its own account. The retained notes may be resold by the depositor or its affiliate at any time in one or more negotiated transactions at varying prices to be determined at the time of sale. See “Additional Risk Factor” in this term sheet.

EXHIBIT I

PREPAYMENTS, EXTENSIONS, WEIGHTED AVERAGE LIVES AND EXPECTED

MATURITIES OF THE NOTES

Prepayments on pools of student loans can be measured or calculated based on a variety of prepayment models. The model used to calculate prepayments is the constant prepayment rate (or “CPR”) model.

The CPR model is based on prepayments assumed to occur at a constant percentage rate. CPR is stated as an annualized rate and is calculated as the percentage of the loan amount outstanding at the beginning of a period (including accrued interest to be capitalized), after applying scheduled payments, that are paid during that period. The CPR model assumes that student loans will prepay in each month according to the following formula:

Monthly Prepayments = Balance After Scheduled Payments x (1-(1-CPR)^1/12)

Accordingly, monthly prepayments assuming a $1,000 balance after scheduled payments would be as follows for the percentages of CPR listed below:

CPR	0%	6%	12%	18%	24%
Monthly Prepayment	$0.00	$5.14	$10.60	$16.40	$22.61

The CPR model does not purport to describe historical prepayment experience or to predict the prepayment rate of any actual student loan pool. The student loans will not prepay at any constant CPR, nor will all of the student loans prepay at the same rate. You must make an independent decision regarding the appropriate principal prepayment scenarios to use in making any investment decision.

Additional Assumptions

For purposes of calculating the information presented in the tables below, it is assumed, among other things, that:

•	the statistical cutoff date for the trust student loans is October 22, 2007;

•	the closing date will be November 8, 2007;

•

all trust student loans (as grouped within the “rep lines” described below) remain in their current status until their status end date and then move to repayment, with the exception of in-school status loans which are assumed to have a 6-month grace period before moving to repayment, and no trust student loan moves from repayment to any other status;

•

the trust student loans that are (i) non-subsidized Stafford loans not in repayment status, (ii) subsidized Stafford loans in forbearance status, or (iii) SLS or PLUS loans, have interest accrued and capitalized upon entering repayment;

•

the trust student loans that are subsidized Stafford loans and are in in-school, grace or deferment status, have interest paid (interest subsidy payments) by the Department of Education quarterly, based on a quarterly calendar accrual period;

•	no delinquencies or defaults occur on any of the trust student loans, no repurchases for breaches of representations, warranties or covenants occur and all borrower payments are collected in full;

•	there are government payment delays of 60 days for interest subsidy and special allowance payments;

•	index levels for calculation of borrower and government payments are:

•	before October 1, 2007, a 91-day Treasury bill rate of 4.92% and on or after October 1, 2007, a 91-day Treasury bill rate of 3.85%; and

•	a three-month commercial paper rate of 4.85%;

•	no funds are deposited into the supplemental purchase account on the closing date;

•	distributions begin on January 25, 2008, and payments are made quarterly on the 25th day of every January, April, July and October thereafter, whether or not the 25th is a business day;

•	the interest rate for each class of outstanding notes at all times will be equal to:

•	class A-1 notes: 5.15%;

•	class A-2 notes: 5.20%;

•	class A-3 notes: 5.25%;

•	class A-4 notes: 5.34%; and

•	class B notes: 5.75%;

•	an administration fee equal to $20,000 is paid quarterly by the trust to the administrator, beginning in January 2008;

•	a servicing fee equal to 1/12 of the then outstanding principal amount of the trust student loans times 0.90% is paid monthly by the trust to the servicer;

•	the reserve account has an initial balance equal to $4,879,042 and at all times a balance equal to the greater of (1) 0.25% of the Pool Balance and (2) $1,951,617;

•	the collection account has an initial balance equal to $0;

•

the capitalized interest account has an initial balance equal to $44,000,000, and on the October 2008 quarterly distribution date, all remaining funds on deposit in the capitalized interest account will be transferred to the collection account and included in Available Funds on that quarterly distribution date;

•

all payments are assumed to be made at the end of the month and amounts on deposit in the collection account, reserve account pre-funding account and capitalized interest account, including reinvestment income earned in the previous month, net of servicing fees, are reinvested in eligible investments at the assumed reinvestment rate of 4.90% per annum through the end of the collection period, and reinvestment earnings are available for distribution from the prior collection period;

•	prepayments on the trust student loans are applied monthly in accordance with CPR, as described above;

•

an optional redemption by the servicer occurs on the quarterly distribution date immediately following the collection period during which the Pool Balance falls below 10% of the sum of (i) the Initial Pool Balance and (ii) the aggregate initial principal balance of all additional trust student loans acquired using funds on deposit in the pre-funding account, including accrued interest to be capitalized, as of their respective subsequent cutoff dates;

•

the pool of trust student loans consists of 2,756 representative loans plus 170 additional representative loans for the trust student loans purchased with funds on deposit in the pre-funding account (“rep lines”), which have been created for modeling purposes from individual trust student loans based on combinations of similar individual student loan characteristics, which include, but are not limited to, loan status, interest rate, loan type, index, margin, rate cap and remaining term; and

•

additional trust student loans in the amount of $449,307,058 are purchased at a price of 100% and added to the trust on December 31, 2007, using funds on deposit in the pre-funding account and were all disbursed prior to October 1, 2007.

The following tables have been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the rep lines, which will differ from the characteristics and performance of the actual pool of trust student loans) and should be read in conjunction therewith. In addition, the diverse characteristics, remaining terms and loan ages of the trust student loans could produce slower or faster principal payments than indicated in the following tables, even if the dispersions of weighted average characteristics, remaining terms and loan ages are the same as the assumed characteristics, remaining terms and loan ages.

CPR Tables

The following tables show the weighted average remaining lives, expected maturity dates and percentages of original principal of each class of the notes at various percentages of CPR from the closing date until the optional redemption date.

Weighted Average Lives and Expected Maturities of the Notes

at Various CPR Percentages

Weighted Average Life (years)(1)	0%	6%	12%	18%	24%
Class A-1 Notes	2.48	1.45	1.00	0.78	0.65
Class A-2 Notes	5.75	4.09	3.00	2.30	1.84
Class A-3 Notes	7.98	6.38	5.00	3.96	3.21
Class A-4 Notes	9.99	8.72	7.48	6.26	5.27
Class B Notes	10.96	9.71	8.71	7.46	6.46

Expected Maturity Date
Class A-1 Notes	October 25, 2011	July 25, 2010	July 25, 2009	January 25, 2009	October 25, 2008
Class A-2 Notes	April 25, 2015	July 25, 2013	January 25, 2012	April 25, 2011	July 25, 2010
Class A-3 Notes	July 25, 2016	January 25, 2015	July 25, 2013	April 25, 2012	July 25, 2011
Class A-4 Notes	October 25, 2018	July 25, 2017	July 25, 2016	April 25, 2015	April 25, 2014
Class B Notes	October 25, 2018	July 25, 2017	July 25, 2016	April 25, 2015	April 25, 2014

(1)

The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by: (1) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related quarterly distribution date, (2) adding the results, and (3) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

Class A-1 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain

Quarterly Distribution Dates At Various CPR Percentages

Quarterly Distribution Date	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2008	100	97	93	89	85
January 2009	80	53	25	0	0
January 2010	58	11	0	0	0
January 2011	26	0	0	0	0
January 2012	0	0	0	0	0
January 2013	0	0	0	0	0
January 2014	0	0	0	0	0
January 2015	0	0	0	0	0
January 2016	0	0	0	0	0
January 2017	0	0	0	0	0
January 2018	0	0	0	0	0
January 2019	0	0	0	0	0

Class A-2 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain

Quarterly Distribution Dates At Various CPR Percentages

Quarterly Distribution Date	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2008	100	100	100	100	100
January 2009	100	100	100	99	80
January 2010	100	100	76	47	20
January 2011	100	74	36	2	0
January 2012	92	41	0	0	0
January 2013	63	10	0	0	0
January 2014	32	0	0	0	0
January 2015	*	0	0	0	0
January 2016	0	0	0	0	0
January 2017	0	0	0	0	0
January 2018	0	0	0	0	0
January 2019	0	0	0	0	0

*  Represents a percentage greater than 0.0% but less than 0.5%.

Class A-3 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain

Quarterly Distribution Dates At Various CPR Percentages

Quarterly Distribution Date	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2008	100	100	100	100	100
January 2009	100	100	100	100	100
January 2010	100	100	100	100	100
January 2011	100	100	100	100	36
January 2012	100	100	100	18	0
January 2013	100	100	25	0	0
January 2014	100	52	0	0	0
January 2015	100	0	0	0	0
January 2016	22	0	0	0	0
January 2017	0	0	0	0	0
January 2018	0	0	0	0	0
January 2019	0	0	0	0	0

Class A-4 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain

Quarterly Distribution Dates At Various CPR Percentages

Quarterly Distribution Date	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2008	100	100	100	100	100
January 2009	100	100	100	100	100
January 2010	100	100	100	100	100
January 2011	100	100	100	100	100
January 2012	100	100	100	100	77
January 2013	100	100	100	75	47
January 2014	100	100	81	48	26
January 2015	100	93	54	28	0
January 2016	100	63	32	0	0
January 2017	72	36	0	0	0
January 2018	40	0	0	0	0
January 2019	0	0	0	0	0

Class B Notes

Percentages Of Original Principal Of The Notes Remaining At Certain

Quarterly Distribution Dates At Various CPR Percentages

Quarterly Distribution Date	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2008	100	100	100	100	100
January 2009	100	100	100	100	100
January 2010	100	100	100	100	100
January 2011	100	100	100	100	100
January 2012	100	100	100	100	100
January 2013	100	100	100	100	100
January 2014	100	100	100	100	100
January 2015	100	100	100	100	0
January 2016	100	100	100	0	0
January 2017	100	100	0	0	0
January 2018	100	0	0	0	0
January 2019	0	0	0	0	0

$2,000,496,000

SLM Student Loan Trust 2007-7

Issuing Entity

$476,000,000	Floating Rate Class A-1 Student Loan-Backed Notes

$656,000,000	Floating Rate Class A-2 Student Loan-Backed Notes

$273,000,000	Floating Rate Class A-3 Student Loan-Backed Notes

$535,481,000	Floating Rate Class A-4 Student Loan-Backed Notes

$60,015,000	Floating Rate Class B Student Loan-Backed Notes

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Sponsor, Servicer and Administrator

Barclays Capital

Credit Suisse

Lehman Brothers

RBS Greenwich Capital

Wachovia Securities

October 31, 2007